Exhibit 99.1

Alibaba Group Has Become the Largest Retail Economy in the World

Alibaba Group Holding Limited (NYSE: BABA) announced on April 5, 2016 that as of March 31, the end of its fiscal year 2016, it has become the largest retail economy in the world as measured by annual gross merchandise volume (GMV) on its China retail marketplaces. PricewaterhouseCoopers (PwC) has performed agreed upon procedures on data relevant to Alibaba Group’s GMV.